UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month September 2025

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Entry into a Material Definitive Agreement

On September 25, 2025, Golden Heaven Group Holdings Ltd. (the “Company”) entered into a loan agreement (the “Agreement”) with Dayi Group Holdings Company Limited (the “Borrower”). Pursuant to the Agreement, the Company proposes to provide a loan facility to the Borrower of up to US$50,000.00 (the “Loan Facility”) for a term of five years at an annual interest rate of 6%. Pursuant to the Agreement, in addition to the Loan Facility, the Company has a right, but not obligation, to purchase from shareholder(s) of the Company a total of no less than 20% of the issued share capital of the Borrower by June 30, 2026. Furthermore, the Company has the exclusivity and right of first refusal over acquisition of shares in the Borrower during the period that the Loan Facility is outstanding.

The foregoing description of the Agreement are qualified in their entirety by reference to the full texts of the Form of Agreement, which is filed as Exhibit 10.1 to this Form 6-K, and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	English Translation of Loan Agreement dated as of September 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: September 30, 2025	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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